January 23, 2024

Re: DT Cloud Acquisition Corp

Amendment No. 3 to Registration Statement on Form S-1

Filed December 19, 2023

File No. 333-267184

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of DT Cloud Acquisition Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 18, 2024 with respect to Amendment No. 3 to the Registration Statement on Form S-1 (“S-1”), filed on December 19, 2023, by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note, on page 3 and elsewhere, that you have revised your disclosure to remove the prohibition on undertaking a business combination with an entity with a VIE structure. However, we note that your disclosure on page 26 still indicates that you are prohibited from doing such. Further, we note that your filing fee table still includes warrants and that other disclosure still references warrants, but you have made other changes which indicate you do not appear to be offering warrants any longer. Please revise your disclosure to ensure consistency throughout your registration statement.

Response: The Company has revised the relevant disclosures on page 26 and other pages to remove references to VIE structure and warrants to the extent applicable in the Revised S-1.

Prospectus Summary, page 1

2. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: The Company has added the relevant disclosures on page 6, 57, and 65 to 67 in the Revised S-1.

Recent PCAOB Developments, page 7

3. We note your reference to MOF on page 8. Please revise to define your abbreviations where the terms are first used.

Response: The Company has added the relevant abbreviations on the cover page of the Revised S-1.

We may not be able to complete an initial business combination with a U. S. target company...,

4. We note that you have deleted your references to Infinity Star Holdings Limited and Mr. Xin Jin and their holdings in your sponsor Cloud Capital Corp. Please revise to add back the deleted disclosures.

Response: The Company has added the relevant disclosures on page 31 of the Revised S-1.

Executive Officer and Director Compensation, page 106

5. We note your statement that “none of our officers and directors has received any cash compensation for services rendered to us.” Please revise to clarify that your disclosure addresses all compensation awarded to, earned by, or paid to your officers and directors for the last completed fiscal year.

Response: The Company has added the relevant disclosures on page 106 of the Revised S-1.

Principal Shareholders, page 112

6. We note that you have deleted your references to Infinity Star Holdings Limited’s and Mr. Xin Jin’s holdings in your sponsor Cloud Capital Corp. Please revise to add back the deleted disclosures.

Response: The Company has added the relevant disclosures on page 112 of the Revised S-1.

Exhibits and Financial Statement Schedules, page II-2

7. We note you appear to have removed the warrants from the offering and changed the terms of the rights offering. Please file a revised fee table, as Exhibit 107, as required.

Response: The Company has filed a revised fee table as Exhibit 107 in the Revised S-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick